FORM 51-102F3 - MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Energy Ltd. ("Tournigan" or the "Corporation")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

October 7, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on October 7, 2008.

Item 4.

Summary of Material Change

Tournigan Intersects High Grade Uranium at Kuriskova

Item 5.

Full Description of Material Change

The Corporation announced today the results of two diamond drill holes at its Kuriskova deposit located in eastern Slovakia. The results continue to demonstrate the presence of high grade uranium mineralization. These two holes intersect main zone mineralization at shallower depth and confirm the continuity of Main Zone mineralization up to Fault 614 (see map).

Significant drill hole intersections include:

  LH-K-10A: 2.3 metres at 0.458 % eU308 (including 0.6 m @1.109 % eU308)
  LH-K-12A: 2.7 metres at 0.577 % eU308 (including 0.5m @ 1.132 % eU308)

The two infill drill holes at Kuriskova were drilled within the Main Zone and intersected high grade mineralization at depths between 276 metres and 294 metres. The holes announced today were drilled after the previously disclosed drill results released on September 10, 2008. With these results Tournigan has completed ten infill holes totaling 4,687 metres of drilling since May 2008. Results from the downhole radiometric logging are as follows:

Kuriskova Uranium Deposit, Slovakia
Hole	Intersection	From	To	Length	%eU3O8
		(metres)	(metres)	(metres)
LH-K-12A	I	294.2	296.9	2.7	0.577
	including	296.2	296.8	0.5	1.132

LH-K-10A	I	272.1	274.4	2.3	0.331
	II	275.9	278.2	2.3	0.458
	including	276.2	276.8	.6	1.109
	including	376.6	377.3	0.7	1.065

"Recent drilling at Kuriskova continues to demonstrate continuity of high-grade uranium mineralization in the main zone of the Kuriskova deposit, said Dorian L. (Dusty) Nicol, Tournigan's President and CEO. We remain encouraged that we will be able to upgrade significant portions of the current inferred resource to the indicated category."

A longitudinal projection showing drill locations with results can be viewed from this link: http://www.tournigan.com/i/pdf/KuriskovaVLP.pdf.

A NI 43-101 estimate, announced July 16, 2008 and prepared by SRK Consulting (U.S.) Inc., upgraded a portion of the Kuriskova deposit to the indicated category at higher grade than previously estimated. The estimate includes an indicated resource of 6.6 million pounds of U308 contained in 685,000 tonnes grading 0.435% U3O8 and an inferred resource of 30.1 million pounds of U3O8 contained in 4.56 million tonnes grading 0.299% U3O8, using a cut-off of 0.05%.

The uranium grades referred to above are reported as equivalent uranium (eU308) as determined by downhole radiometric logging equipment. The logging was performed by Koral, s.r.o. of Slovakia. Quality control and quality assurance is being provided by Ravi Sharma, Tournigan's Manager, Resources and Reserves.

Rich Eliason, Tournigan's Chief Geologist, and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this news release.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

Dorian L. (Dusty) Nicol, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 7th day of October, 2008.